CONTACTS:
---------
JAMES J. KELLY
(408) 778-2271
OR
DANIEL H. BURCH OR GRACE PROTOS
MACKENZIE PARTNERS, INC.
(212) 929-5748/929-5802

FOR IMMEDIATE RELEASE:
----------------------

                GLOBAL MOTORSPORT REPORTS FIRST QUARTER RESULTS;
     COMPANY HITS FIRST QUARTER TARGETS AS IT CONTINUES TO ACTIVELY EXPLORE
                   ALTERNATIVES TO MAXIMIZE SHAREHOLDER VALUE

Morgan Hill, CA May 20, 1998 Global Motorsport Group, Inc. (formerly Custom Chrome, Inc.) (NASDAQ:CSTM) today reported results for its first quarter ended April 30, 1998.

Net sales for the three months ended April 30, 1998 rose 41% to $44,796,000 from $31,707,000 in the like period of the prior year. Net sales for the first quarter of 1998 include sales of $10.9 million for its Chrome Specialties unit, which was acquired by the Company in the third quarter of 1997.

Net income for the three months ended April 30, 1998, excluding the after tax impact of costs of approximately $254,000 or $0.05 per share related to the Company's defense against the unsolicited tender offer by Golden Cycle to purchase the Company, was $2,715,000 or $0.50 per share. This represents an increase of 16% from net income of $2,343,000, or $0.45 per share on a fully diluted basis in the first quarter of 1997. Net income for the first quarter 1998, including the costs associated with the tender offer defense, was $2,461,000 or $0.46 per share, on a fully diluted basis.

Operating Income for the first quarter of 1998 was $6,178,000, excluding the impact of pre-tax costs of $437,000 related to the unsolicited tender offer defense, an increase of 43% from operating income of $4,306,000 in the first quarter of 1997. During the first quarter of 1998 the Company also reduced total debt by $8.1 million, from $70.2 million on January 31, 1998 to $62.1 million at April 30, 1998.

The Company also confirmed that it is continuing to actively explore a possible sale of the Company as a potential means of maximizing stockholder value. The Company has entered into confidentiality agreements with multiple parties and has begun management discussions with certain of those parties. The Company also confirmed that it continues to believe that the $18.00 per share price being offered by Golden Cycle to purchase Global Motorsport is inadequate.

Joseph F. Keenan, Chairman of the Board of Global Motorsport, stated: "Our commitment to maximizing stockholder value is unflagging and we are pleased that, despite the distractions of the unsolicited bid, that the Company has been able to hit its targets for sales growth and earnings improvement. We have been most gratified by the level of interest shown in our Company by

Global Motorsport Group, Inc.
First Quarter Results
May 20, 1998
Page 2

very qualified potential buyers. We currently anticipate that we will be in a position to announce the results of our efforts no later than the end of June."

The Company added that no assurance can be given that a sale transaction will ultimately occur or as to the timing or price of such a transaction.

Certain paragraphs of this press release contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risks and uncertainties, including without limitation the risk that the Company's sales and earnings will not grow from its current levels and may in fact decline. In addition, the Company's growth is dependent upon, among other things: the growth in demand for Harley-Davidson motorcycles, competition in the market for the Company's products which includes Harley-Davidson, the Company's ability to fill orders on a timely basis, weather conditions - especially in the summer months, the Company's ability to hire and retain key employees, and the Company's relationships with its customers and vendors. There can be no assurance that the Company will be successful in addressing any of these risks or that its sales and earnings will grow in the future as a result of these risks or others.

Global Motorsport Group was founded in 1970 and it is the parent organization for an international group of motorcycle after market providers that focus their business on Harley-Davidson motorcycles sold worldwide. Global's organization includes Custom Chrome, the leading aftermarket supplier of Harley-Davidson motorcycle parts and accessories; Chrome Specialties, an aftermarket supplier of Harley-Davidson motorcycle parts and accessories located in Fort Worth, Texas; Custom Chrome Far East, a product development, engineering, tooling management and warehouse of proprietary products for Global, located in Taiwan; Custom Chrome Europe, a distribution company located in Germany that specializes in aftermarket accessories for Harley-Davidson motorcycles and other "cruiser" motorcycles, and Santee Industries, a manufacturer of frames and exhaust systems and other aftermarket components for Harley-Davidson motorcycles, located in California.

The persons listed below may be deemed to be participants in the solicitation of proxies, as such terms are defined in the rules of the Securities and Exchange Commission. The Company's Board of Directors: Joseph Piazza Sr., President and Chief Executive Officer of the Company, James J. Kelly, Executive Vice President, Finance, Chief Financial Officer and Secretary of the Company, Joseph
F. Keenan, Chairman of the Board and a private attorney, and Lionel M. Allan, President of Allan Advisors, Inc., a legal consulting firm. The Board currently beneficially owns in the aggregate approximately 4.7% of the Company's common stock.

            - Three pages of First Quarter Financial Tables Follow -

                         GLOBAL MOTORSPORT GROUP, INC.
                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                                April 30,          January 31,
                                                              1998      1997          1998
                                                            --------   -------      --------
ASSETS                                                          (Unaudited)

Current assets:
Cash and cash equivalents.............................      $     72   $   645      $  1,432
Accounts receivable, net..............................        16,194    12,428        12,958
Merchandise inventories...............................        64,677    47,139        66,338
Deferred income taxes.................................         3,111     1,334         3,079
Prepaid income taxes..................................         1,076     2,378         1,926
Deposits and prepaid expenses.........................         2,886     2,470         2,614
                                                            --------   -------      --------
                                                            $ 88,016   $66,394      $ 88,347

Property and equipment, net...........................        19,162    16,249        18,408
Other assets..........................................        35,128     8,182        35,327
                                                            --------   -------      --------
                                                            $142,306   $90,825      $142,082
                                                            ========   =======      ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Current maturities of long-term debt and
 capital lease obligations............................      $  4,160   $ 3,295      $  4,176
Bank borrowings.......................................         6,600     3,812        13,741
Accounts payable......................................         9,350     4,493         6,757
Accrued expenses and other liabilities................         6,794     3,185         4,775
                                                            --------   -------      --------
                                                              26,904    14,785        29,449

Long-term debt and capital lease obligations..........        51,321    16,130        52,302
Deferred income taxes.................................         1,282       817           988

Shareholders' equity:
 Common stock, $.001 par value; 20,000,000
  shares authorized; 5,437,736 issued and 5,161,736
  shares outstanding as of April 30, 1998, and
  5,298,755 issued and 5,037,755 shares outstanding
  as of April 30, 1997................................             5         5             5
 Additional paid-in capital...........................        29,972    28,667        28,977
 Retained earnings....................................        32,822    30,421        30,361
                                                            --------   -------      --------
                                                              62,799    59,093        59,343

Commitments and contingencies                               $142,306   $90,825      $142,082
                                                            ========   =======      ========

                         GLOBAL MOTORSPORT GROUP, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)
                                  (Unaudited)

                                                          For the three
                                                           months ended
                                                             April 30,
                                                        1998          1997
                                                        ----          ----

Sales, net........................................      $44,796       $31,707
Cost of sales.....................................       28,029        19,872
                                                        -------       -------
  Gross profit....................................       16,767        11,835
                                                        -------       -------

Operating expenses:
 Selling, general & administrative................       10,337         7,166
 Costs associated with unsolicited tender offer...          437            --
 Product development..............................          252           363
                                                        -------       -------
                                                         11,026         7,529
                                                        -------       -------

 Operating income.................................        5,741         4,306

Interest expense..................................        1,508           457
                                                        -------       -------
 Income before income taxes.......................        4,233         3,849

Income taxes......................................        1,772         1,506
                                                        -------       -------
Net income........................................      $ 2,461       $ 2,343
                                                        =======       =======

Net income per share, basic.......................      $  0.48       $  0.45
                                                        =======       =======

Net income per share, diluted.....................      $  0.46       $  0.45
                                                        =======       =======

Shares outstanding:


  Basic...........................................    5,111,000     5,218,000
  Diluted.........................................    5,393,000     5,224,000


                         GLOBAL MOTORSPORT GROUP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)
                                  (Unaudited)

                                                              For the three months ended
                                                                       April 30,
                                                                    1998       1997
                                                                  -------    -------
Cash flows from operating activities:
  Net income...................................................   $ 2,461    $ 2,343
  Adjustments to reconcile net income to net cash provided
   (used) by operating activities:
     Depreciation and amortization.............................     1,047        583
     Deferred income tax.......................................       262         --
     Changes in items affecting operations:
      Accounts receivable......................................    (3,235)    (1,079)
      Merchandise inventories..................................     1,661      2,383
      Deposits & prepaid expenses..............................       577        381
      Accounts payable, accrued expenses & other liabilities...     4,612      1,166
                                                                  -------    -------
Net cash provided (used) by operating activities...............     7,385      5,777
                                                                  -------    -------
Cash flows from investing activities:
  Additions to property and equipment..........................    (1,602)      (991)
                                                                  -------    -------

Cash flows from financing activities:
  Bank (repayment) borrowings, net.............................    (7,141)    (1,066)
  Borrowing (repayment) on capital lease obligations and
   long-term debt..............................................      (997)       (22)
  Issuance of common stock.....................................       995        106
  Repurchase of common stock...................................        --     (3,199)
                                                                  -------    -------
Net cash provided by financing activities......................    (7,143)    (4,181)
                                                                  -------    -------
Net change in cash and cash equivalents........................    (1,360)       605
Cash and cash equivalents at beginning of period...............     1,432         40
                                                                  -------    -------
Cash and cash equivalents at end of period.....................   $    72    $   645
                                                                  =======    =======
Supplemental disclosures of cash paid during the period:

  Interest.....................................................   $ 1,508    $   145
                                                                  =======    =======

  Income taxes (refund)........................................   $  (990)   $     0
                                                                  =======    =======